UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 1, 2023

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Distribution Declaration

On January 1, 2023, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of  December 2022 (the "Distribution Period"), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$471.73	$0.073
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$765.18	$0.083
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$649.34	$0.065
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC	$855.34	$0.086
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC(2)	$1,120.88	$0.112
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$944.5	$0.094
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	$636.45	$0.123
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	$663.04	$0.066

(1) Distributions by this Series were made based on the total Shares outstanding as of January 1, 2023.

(2) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of December.The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circular) to pay each of the holders of this Series' Share a Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC's website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 1, 2023	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 137 Spring Valley Circle (5)	open	12/03/2021	-	6,512	44,193.11	1,400	191	37.27	8%
2.	Landa Series 2174 Scarbrough Road (5)	open	12/03/2021	-	9,246	61,171.55	1,550	135	36.82	8%
3.	Landa Series 3192 Lake Monroe Road (5)	closed	12/03/2021	04/22/2022	10,000	59,295.13	1,400	73	32.66	8%
4.	Landa Series 4085 Springvale Way (5)	closed	12/03/2021	08/25/2022	10,000	112,203.44	2,094.75	222	44.03	8%
5.	Landa Series 45 Robertford Drive (5)(6)	closed	12/03/2021	04/22/2022	10,000	92,459.36	2,203.95	157	48.79	8%
6.	Landa Series 303 Kellys Walk (5)	closed	12/03/2021	04/27/2022	10,000	102,167.26	1,837.5	35	43.63	8%
7.	Landa Series 153 Spring Valley Circle (5)	open	12/03/2021	-	5,194	44,008.02	1,675	187	35.88	8%
8.	Landa Series 126 Wildwood Road (5)	closed	12/03/2021	08/12/2022	10,000	68,761.72	1,470	190	34.36	8%

(1) All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series' offering with the investors.

(2) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares

(3) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4) Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(6) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of December.